July 18, 2006

Frederick J. Crawford
Senior Vice President and
Chief Financial Officer
Lincoln National Corporation
1500 Market Street, Suite 300
Philadelphia, PA 19102

Re: Lincoln National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File Number: 001-06028

Dear Mr. Crawford:

We have reviewed your June 16, 2006 response to our oral comment given on June 2, 2006 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements, page 106

Consolidated Statements of Cash Flows, page 111

1.   We are not able to concur with the conclusion in your response that the proposed revision does not materially change the statement of cash flows. Including the increase in funds withheld liability as a financing activity does not comply with

the requirement in SFAS 95 to include only cash transactions in the statement of cash flows. Further, cash flows from operating activities is an important measure to investors. The effect in 2003 and 2004 of including the increase in funds withheld liability in net cash flows provided by operating activities is between five and ten percent and the effect in 2005 is 12 percent. We believe this increase is material for the three years presented. Please amend your Form 10-K for the year ended December 31, 2005 to reflect these changes as the correction of an error.

* * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant